Wilshire Associates Code of Ethics

Exhibit (p)(5)

Wilshire Associates Incorporated

Code of Ethics

January 2015

GENERAL PRINCIPLES

Wilshire Associates Incorporated’s (“Wilshire”) Code of Ethics (“Code”) have been adopted in compliance with the requirements of the Investment Advisers Act Rule 204A- 1 and Investment Company Act Rule 17j-1. The principles emphasize Wilshire’s overarching fiduciary duty to our investment management and consulting clients and the obligation of our firm’s personnel to uphold that fundamental duty. The Code includes securities-related conduct and focus principally on personal securities transactions, insider trading, and securities reporting requirements. Wilshire “Personnel” (including employees, directors and relevant agents) may have additional responsibilities as outlined in Wilshire’s Compliance Manual (the “Compliance Manual”).

The general principles include:

1.	The duty at all times to place the interests of clients first;

2.	The requirement that all personal securities transactions be conducted in such a manner as to be consistent with the Code of Ethics and to avoid any actual or potential conflict of interest or any abuse of Personnel’s position of trust and responsibility;

3.	The principle that investment adviser personnel should not take inappropriate advantage of their positions;

4.	The fiduciary principle that information concerning the identity of security holdings and financial circumstances of clients is confidential; and

5.	The principle that independence in the investment decision-making process is paramount.

In addition, Wilshire places great importance on the firm’s reputation, as well as principles of honesty, integrity, and professionalism. Failure to comply with Wilshire’s Code of Ethics may result in disciplinary action, including termination of employment.

The Code is not exhaustive; it provides guidance for all Personnel to carry out their responsibilities on behalf of Wilshire and observe the highest standards of ethical conduct. Because the Code does not address every possible situation, it is important that all Personnel exercise good judgment, apply ethical principles and raise questions when in doubt.

SCOPE OF THE CODE

A.	Persons Covered by the Code. Wilshire has designated two categories of persons covered by the Code. Rule 204A-1 requires the Code to cover an adviser’s “supervised persons.” A subset of supervised persons known as “access persons” are required to comply with specific reporting requirements under both Rule 204A-1 and Rule 17j-1.

Wilshire Associates Code of Ethics

1.	Supervised Persons include:

a.	Directors and officers of Wilshire (or other persons occupying a similar status or performing similar functions);

b.	Employees of Wilshire; and

c.	Any other person who acts as an agent on behalf of Wilshire and is subject to Wilshire’s supervision and control (including temporary workers; consultants; certain employees of affiliates; or particular persons designated by the Chief Compliance Officer).

2.	Access Person includes:

a.	Any supervised person who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund; or

b.	Any supervised person who is involved in making securities recommendations to clients, or has access to such recommendations that are nonpublic.

c.	All members of Wilshire’s Board of Directors.

3.	Access Persons for Mutual Funds includes:

a.	Directors, officers and trustees of the Investment Companies; and

b.	“Advisory persons” –employees and certain control persons (and their employees) who make, participate in, or obtain information regarding fund securities transactions or whose functions relate to the making of recommendations with respect to Investment Company transactions.

c.	Exempt from this definition are Directors of Wilshire’s advised Investment Companies who are not employees of Wilshire or the Investment Companies, within the meaning of the Investment Company Act, and who do not have access to confidential information regarding client security transactions or recommendations (“Independent Fund Directors”).

B.	Securities Covered by the Code. Covered Security means any stock, bond, future, investment contract or any other instrument that is considered a “security” under the Investment Advisers Act. The term “covered security” is very broad and includes items you might not ordinarily think of as “securities,” such as:

1.	Options on securities, on indexes, and on currencies;

2.	All kinds of limited partnerships;

3.	Foreign unit trusts and foreign mutual funds; and

4.	Private investment funds, hedge funds, and investment clubs.

Wilshire Associates Code of Ethics

Covered Security does not include:

1.	Direct obligations of the U.S. government (e.g., treasury securities);

2.	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt obligations, including repurchase agreements;

3.	Shares issued by money market funds;

4.	Shares of open-end mutual funds that are not advised or sub-advised by Wilshire (or certain affiliates, where applicable); and

5.	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are advised or sub-advised by Wilshire (or certain affiliates, where applicable).

STANDARDS OF BUSINESS CONDUCT

A.	Compliance with Laws and Regulations. All supervised persons must respect and obey all of the laws, rules and regulations applicable to our business, including those applicable to, without limitation, investment advisers, investment companies, securities transactions, and other federal and state laws. Wilshire’s Compliance Manual is designed specifically to meet applicable laws, rules and regulations and all supervised persons are required to be familiar and comply with the requirements in that manual. Likewise, all supervised persons are responsible for being familiar and complying with the procedures applicable to their business unit. Although you are not expected to know the details of each law governing our business, you are expected to be familiar with and comply with the company-wide policies and procedures and those that apply to your business unit. When in doubt, seek advice from supervisors, managers or other appropriate personnel as outlined in the Code.

1.	Supervised persons are not permitted, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by an Investment Company, as defined by the Investment Company Act, to which Wilshire is an investment adviser:

a.	To engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon such client;

b.	To mislead clients, including by making a statement that omits material facts;

c.	To engage in any manipulative practice with respect to a client; or

d.	To engage in any manipulative practice with respect to securities, including price manipulation.

B.

Personal Securities Transactions. All access persons, in their personal securities transactions, are subject to the rules and requirements as outlined in the Compliance Manual. In addition access persons are required to

Wilshire Associates Code of Ethics

pre-clear participation in all IPOs and private offerings. Prior approval should take into account, among other factors, whether the opportunity is being offered to an individual by virtue of his or their position with the adviser. The Chief Compliance Officer, or in their absence the General Counsel, shall review all such requests and render a decision to approve or decline the request. Documentation of any approvals and the reason supporting the approvals will be maintained in the Compliance Department files.

C.	Insider Trading. In the normal course of business, Wilshire Personnel may come into possession of material nonpublic information about various companies. It is illegal under various securities laws to trade in a security while in possession of material non-public information (“Insider Trading”); to share material non-public information with another person (“Tipping”) or to assist anyone to engage in such behavior. Insider Trading and Tipping are subject to both criminal and civil prosecution and could result in criminal and or civil prosecution of Wilshire as well as the Personnel involved. All supervised persons are prohibited from Insider Trading and from Tipping.

1.	What is Material Non-Public Information?

Whether a particular item of information is material may depend on how specific it is, the extent to which it differs from public information, and its reliability in light of its source, its nature, and the circumstances under which it was received. When information relates to a possible future event, materiality is determined by balancing the probability of occurrence of the event and the anticipated magnitude of the event in light of the totality of the activity of the company affected. Whether information is material is difficult to evaluate in the abstract and is generally assessed on the basis of hindsight. Generally, information is “material” if it would be likely to affect the Company’s stock price, or if it would be relevant to a reasonable investor in making a decision about whether to buy, hold or sell a security. Either positive or negative information may be material. Assuming that it is not publicly known, examples of material inside information could be:

a.	financial results and other earnings information;

b.	financial forecasts and plans;

c.	possible acquisitions, dispositions, joint ventures and other major transactions;

d.	major personnel or management changes;

e.	information that would have an impact on earnings (such as unanticipated write-downs or gains and operating losses or gains including underfunded pensions);

f.	the gain or loss of a significant customer or supplier;

g.	a major lawsuit or governmental investigation;

h.	development of a significant new product or process;

Wilshire Associates Code of Ethics

i.	significant labor disputes;

j.	a change in auditor, substantial changes in accounting methodologies or auditor notification that an issuer may no longer rely on an audit report;

k.	a new issuance of stock or debt or other significant financing developments (e.g. defaults, repurchase plans, stock splits); and

l.	a possible change in control.

Material information about a security should be considered to be non-public unless there is a certainty that it is publicly available, for example the information has been disclosed in the press, in a public filing made with the U.S. Securities and Exchange Commission (the “SEC”) (such as a report filed on Form 10-K, Form 10-Q or Form 8-K) or in materials sent to shareholders (such as an annual report, investor letter, prospectus or proxy statement).

All non-public information relating to this Firm’s activities, including investment analyses, investment recommendations, and proposed and actual trades for the Firm or our clients, is proprietary to the Firm, must be kept confidential and should be treated as material, nonpublic information- that is, you must not trade on it for your own account, and you must not disclose it to anyone inside or outside the Firm who does not need the information in the course of our business.

2.	Transactions.

All Personnel of the Firm are prohibited from trading, for themselves, the Firm or any client, in any security while in possession of material, nonpublic information. Limited exceptions to this policy may exist (depending on the circumstances). However, any and all transactions that would be exceptions must be cleared in advance by the Chief Compliance Officer (who may consult with the Firm’s General Counsel before approval will be granted) in accordance with the pre-clearance procedure detailed below.

If at any time you believe that you may have come into possession of material, nonpublic information, or if you believe the Firm’s activities may have created material, nonpublic information, the following procedures must be followed:

a.	Immediately cease all trading in securities of the company that is the subject of the material, nonpublic information, including trading on behalf of the Firm and its clients, and trading in any accounts in which you have any interest or over which you have discretion.

b.	Immediately cease recommending any transaction in any of the securities of the subject company to anyone, including clients of the Firm and your business associates, friends or relatives. This prohibition includes making any comment about the Firm that could in any way be interpreted as arecommendation. Do not solicit clients or potential clients to buy or sell the securities.

Wilshire Associates Code of Ethics

c.	Immediately inform the Chief Compliance Officer of all details of the situation, so that appropriate security procedures can be implemented firm wide. Do not discuss the material nonpublic information with anyone except as required by these policies, and especially avoid referring to the information in hallways, elevators, restaurants, taxis or any other place where you may be overheard.

D.	Political Contributions (For U.S. Citizens). Employees may participate in the political process and may make personal political contributions, as long as their political activities are conducted in accordance with the law and Wilshire policy, as detailed in the Compliance Manual.

E.	Conflicts of Interest. Wilshire’s general policy is to try to avoid conflicts of interest when possible and to fully disclose all material facts concerning any conflicts that do arise with respect to any client. For more complete details, please see our “Conflicts of Interest” policies and procedures.

F.	Confidentiality. All confidentiality provisions start with the basic fiduciary premise that information concerning the identity of security holdings and financial circumstances of clients is confidential.

1.	Wilshire’s Duties. Wilshire keeps all information about clients (including former clients) in accordance with its confidentiality policy as detailed in the Compliance Manual.

2.	Supervised Persons’ Duties. Supervised persons are prohibited from disclosing to persons outside the firm any material nonpublic information about any client, the securities investments made by the firm on behalf of a client, information about contemplated securities transactions, or information regarding the firm’s trading strategies, except as required to effectuate securities transactions on behalf of a client or for other legitimate business purposes (including adherence to Investment Company policies).

3.	Internal Walls. Access persons are prohibited from disclosing nonpublic information concerning clients or securities transactions and holdings to non-access persons within the firm, except for legitimate business purposes (including adherence to Investment Company policies).

COMPLIANCE PROCEDURES

A.	Certification of Compliance.

1.	Initial Certification. Wilshire is required to provide all supervised persons with a copy of the Code. All supervised persons shall certify that they have: (a) received a copy of the Code; (b) read and understand all provisions of the Code; and (c) agreed to comply with the terms of the Code.

Wilshire Associates Code of Ethics

2.	Acknowledgement of Amendments. Wilshire shall provide supervised persons with any amendments to the Code and supervised persons shall be required to submit a written acknowledgement that they have received, read, and understood the amendments to the Code.

3.	Annual Certification. All supervised persons shall annually certify that they have read, understood, and complied with the Code. In addition, the certification shall include a representation that the supervised person has made all of the reports required by the Code and has not engaged in any prohibited conduct. Conversely, if any Personnel are unable to make such a representation, they are required to self-report any violations.

B.	Personal Securities Transaction Procedures and Reporting.

1.	Monitoring of Personal Securities Transactions. The Compliance Department is responsible for reviewing personal securities transactions and holdings reports.

2.	Pre-Clearance Procedures. Prior to acquiring securities in an initial public offering (“IPO”) or prior to an investment in a private placement, access persons are required to obtain pre-approval from Compliance. Should you participate in any add-on investments of the issuer or make an investment in the issuer for an advised account, you are required to disclose your investment to the Compliance Department

a.	Approval for IPO’s may not be available to Personnel of registered broker-dealers due to certain laws and regulations (e.g., FINRA rules in the U.S.).

b.	If you have any questions as to whether a particular offering constitutes an IPO, consult Compliance before submitting an indication of interest to purchase the security.

3.	Reporting Requirements

a.	Holdings Reports. All access persons are required to submit to the Compliance Department a report of all holdings in covered securities within 10 days of becoming an access person and thereafter on an annual basis. The holdings report must include: (i) the title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each covered security in which the access person has any direct or indirect beneficial ownership; (ii) the name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit; and (iii) the date the report is submitted. Information in the holding report must be current as of a date no more than 45 days prior to the date the person became an access person or the date the report was submitted, as applicable.

b.	Quarterly Transaction Reports. All access persons are required to submit to the Compliance Department transaction reports no later than 30 days after the end of each calendar quarter covering all transactions in covered

Wilshire Associates Code of Ethics

securities during the quarter. The transaction reports must include information about each transaction involving a covered security in which the access person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership. The reports must include: (i) the date of the transaction, the title and exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount (if applicable) of each covered security involved; (ii) the nature of the transaction (e.g., purchase, sale); (iii) the price of the security at which the transaction was effected; (iv) the name of the broker, dealer, or bank with or through which the transaction was effected; and (v) the date the report is submitted.

c.	Quarterly Brokerage Account Reports. Access persons shall disclose the following information about any account opened during the quarter containing securities held for the direct or indirect benefit of the access person: (i) the name of the broker, dealer or bank with whom the access person established the account; (ii) the date the account was established; and (iii) the date the report is submitted. Additional policies and procedures regarding Brokerage Accounts are found in Wilshire’s Compliance Manual.

d.	Independent Fund Directors need only to report a transaction in a security if such director, at the time of the transaction knew, or, in the ordinary course of fulfilling his official duties as a director, should have known that, during the 15-day period immediately preceding or after the date of the transaction by the director, such security is or was purchased or sold by the Investment Company or is or was being considered for purchase or sale by the Investment Company or its investment adviser. Such reports will include the information described in sub-section b above.

ADMINISTRATION AND ENFORCEMENT OF THE CODE

A.	Form ADV Disclosure. Wilshire shall include in Form ADV, Part 2A a description of the firm’s Code along with a statement that Wilshire will provide a copy of the Code to any client or prospective client upon request. In addition, Wilshire shall review and update the firm’s Part 2A disclosure in connection with making amendments to the Code.

B.	Training and Education. The Chief Compliance Officer, or his/her designee, will be responsible for training and educating supervised persons regarding the Code. Training will occur periodically and all supervised persons shall be required to attend any training sessions or read any applicable materials.

C.	Annual Review. The Chief Compliance Officer shall review at least annually the adequacy of the Code and the effectiveness of its implementation.

D.	Board Approval. The Wilshire Board of Directors shall approve the Code Wilshire shall have the Code approved by the board of directors of any mutual funds it advises or sub-advises. The boards shall also approve any material amendments to the Code.

Wilshire Associates Code of Ethics

E.	Report to Board. The Chief Compliance Officer shall provide an annual written report to the board of the directors of Wilshire and of the funds it advises or sub- advises that describes any issues arising under the Code since the last report, including information about material violations of the Code and sanctions imposed in response to such violations. The report will include a discussion of whether any waivers that might be considered important by the board were granted during the period. The report will also certify that the adviser has adopted procedures reasonably necessary to prevent access persons from violating the Code.

F.	Reporting Violations. All supervised persons are required to report violations of the firm’s Code of Ethics promptly to the Chief Compliance Officer or in their absence, to the General Counsel, with a copy to the Chief Compliance Officer.

1.	Confidentiality. Such reports shall be treated confidentially to the extent permitted by law and investigated promptly and appropriately.

2.	Alternate Designee. General Counsel is designated as the alternate person to whom Personnel may report violations in case the Chief Compliance Officer is involved in the violation or is unreachable. If unreachable, the Chief Compliance Officer shall be copied on any report submitted to the General Counsel.

3.	Types of Reporting. Examples of the types of reporting required, include, but is not limited to: noncompliance with applicable laws, rules, and regulations; noncompliance with the Code; fraud or illegal acts involving any aspect of the firm’s business; material misstatements in regulatory filings, internal books and records, clients records or reports; activity that is harmful to clients, including fund shareholders; and deviations from required controls and procedures that safeguard clients and the firm.

G.	Sanctions. Any violation of the Code may result in disciplinary action deemed appropriate, including but not limited to a warning, fines, disgorgement, suspension, demotion, or termination of employment. In addition to sanctions, violations may result in referral to civil or criminal authorities where appropriate.

H.	Recordkeeping. Wilshire shall maintain the following records in a readily accessible place:

1.	A copy of each Code that has been in effect at any time during the past five years;

2.	A record of any violation of the Code and any action taken as a result of such violation for five years from the end of the fiscal year in which the violation occurred;

3.	A record of all written acknowledgements of receipt of the Code and amendments for each person who is currently, or within the past five years was, a supervised person;

4.	Holdings and transactions reports made pursuant to the Code;

Wilshire Associates Code of Ethics

5.	A list of the names of persons who are currently, or within the past five years were, access persons; and

6.	A record of any decision, and the support for the decision, to approve the acquisition of any securities by access persons requiring pre-approval under the Code, for at least five years after the end of the fiscal year in which the approval is granted.

I.	Further Information Regarding the Code. Supervised persons may obtain additional information about the Code or any other ethics-related questions by contacting Wilshire’s Chief Compliance Officer, General Counsel, manager or members of the firm’s Board of Directors.